Exhibit 99.1

Evaxion Biotech Announces Clinical Collaboration to Evaluate Lead Product Candidate with KEYTRUDA® (pembrolizumab) in Patients with Melanoma

Copenhagen, Denmark, October 25, 2021(GLOBE NEWSWIRE) – Evaxion Biotech A/S (NASDAQ: EVAX), a clinical-stage biotechnology company specializing in the development of AI-driven immunotherapies to improve the lives of patients with cancer and infectious diseases, announced today that it has entered into a clinical trial collaboration and supply agreement with subsidiaries of Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the United States and Canada), to evaluate the combination of Evaxion’s cancer immunotherapy EVX-01 with MSD’s anti-PD-1 therapy KEYTRUDA® (pembrolizumab) in a new Phase 2b study.

The planned multicenter Phase 2b trial will enroll patients with metastatic melanoma stage III and stage IV and will investigate the personalized neoepitope immunotherapy EVX-01 in combination with KEYTRUDA®. It is expected to be initiated in Q4 2021. Under terms of the agreement, Evaxion will be responsible for the conduct of the study; MSD will supply all of the necessary KEYTRUDA® and will continue to collaborate as the data mature.

Lars Wegner, CEO of Evaxion, said: “We are extremely proud to collaborate with MSD, one of the world’s premier immuno-oncology companies, on our upcoming Phase 2b trial with EVX-01. The promising Phase 1/2a data, which we reported in July, showed that EVX-01 may be able to improve the treatment landscape in melanoma and potentially other cancers. Now that checkpoint inhibitors including KEYTRUDA® have become the standard of care for these patients, we are excited about the potential additive benefits of our drug candidate to further improve treatment and to strengthen the evidence supporting our platform and clinical pipeline. Futhermore, this collaboration will also reduce the cost of conducting our Phase 2b trial on EVX-01.”

The ongoing Phase 1/2a trial is investigating EVX-01, a novel personalized cancer neoepitope immunotherapy based on Evaxion’s proprietary PIONEER® AI technology, for the treatment of patients with melanoma.

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme Corp., a subsidiary of Merck & Co., Kenilworth, NJ, USA.

About Evaxion

Evaxion Biotech A/S is a clinical-stage AI-immunology™ platform company decoding the human immune system to discover and develop novel immunotherapies to treat cancer, and vaccines against bacterial diseases and viral infections. Based on its proprietary and scalable AI-immunology core technology, Evaxion is developing a broad pipeline of novel product candidates which currently includes three patient-specific cancer immunotherapies, two of which are in Phase 1/2a clinical development. In addition, Evaxion is advancing a portfolio of vaccines, currently in preclinical development, to prevent bacterial and viral infections.

For more information
Evaxion	LifeSci Advisors LLC
Glenn S. Vraniak	Corey Davis

Chief Financial Officer
gvr@evaxion-biotech.com	cdavis@lifesciadvisors.com
+1 (513) 476-2669	+1 (212) 915 2577

Source: Evaxion Biotech

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